Mail Stop 6010

September 26, 2007

Dr. Gil Van Bokkelen
Chief Executive Officer
BTHC VI, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

>   **Re: BTHC VI, Inc.**
>   **Registration Statement on Form S-3, Amendment 2**
>   **Filed September 12, 2007**
>   **File No. 333-144433**

Dear Dr. Van Bokkelen:

　　We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

　　Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

Collaborations and Parnerships, page 53

1. We note your response to comment 3. Of the patents that are currently in effect
   under the agreements with Angiotech and Bristol-Myers Squibb, please state
   when the last-to-expire patents under these agreements are currently scheduled to
   expire.

2. We note your response to comment 6. We continue to believe the information requested by the comment is material and should be disclosed. Since you have requested confidential treatment for this information, we will resolve the disclosure issues in the confidential treatment review process.

Consolidated Financial Statements, page F-1

A. Background and Accounting Policies, page F-7

Revenue Recognition, page F-7

3. Your revised disclosure as it relates to license revenue recognition policy is still vague. Please revise it to discuss the type(s) of license revenue you recognized during the periods presented. Your disclosure should consider whether the license agreements relate to the developed technologies and whether you may be required to perform any service. The disclosure should also discuss how you determine the timing and amount(s) to be recognized. Clarify when you consider the "required service" to be "completed" and how this relates to the license term.

M. Subsequent Events, page F-18

4. Please tell us how you accounted for the change in the conversion ratio as you noted in your response to comment 12. Provide reference to the relevant accounting literature to support your accounting.

N. Restatement Related to Merger, page F-19

5. Since the exchange rate of 0.0358493 appears to have resulted from the merger, which you have retroactively reflected, please revise the number of preferred stock disclosed throughout your document, to consistently reflect the effect of the merger.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christopher M. Kelly
       Jones Day
       North Point
       901 Lakeside Avenue
       Cleveland, Ohio 44114